

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05046135

February 28, 2005

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2005

Re: The Home Depot, Inc.
Incoming letter dated January 12, 2005

Dear Ms. Fisher:

This is in response to your letter dated January 12, 2005 concerning the shareholder proposal submitted to Home Depot by the AFSCME Employees Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036


THOMSON
FINANCIAL

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
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Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

January 12, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Stockholder Proposal of the AFSCME Employees Pension Plan

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). On December 10, 2004, the AFSCME Employees Pension Plan (the "Plan") submitted the proposal (the "Plan's Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that enforcement action will not be recommended against the Company if the Plan's Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Plan in accordance with Rule 14a-8(j), informing it of the Company's intention to omit the Plan's Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or about April 11, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission.

It is the Company's view that the Plan's Proposal may be properly omitted in accordance with Rule 14a-8(i)(11) as it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." On December 9, 2004, prior to receiving the Plan's Proposal, the Company received a separate proposal (the "Initial Proposal") relating to the establishment of a restricted share grant program for senior executives. A copy of the Initial Proposal is attached as Exhibit B. The Company will include the Initial Proposal in its Proxy Statement.

Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal for it to be excluded, but rather provides for exclusion if a proposal contains the same principal thrust or focus as a previously submitted proposal. *See* Pacific Gas and Electric Company (Feb. 1, 1993). In Pacific Telesis Group (Feb. 1, 1993), the Staff concluded that a proposal requiring that executive incentive compensation be based on performance was substantially duplicative of a proposal to eliminate all executive bonus incentives. In Centerior Energy Corporation (Feb. 27, 1995), the Staff permitted the company to omit three proposals as being substantially duplicative of another. The principal thrust of all four proposals was the limitation of compensation, although they varied in scope and terms. For example, two proposals would have frozen salaries, a third proposal would have reduced salaries, while the proposal to be included in the proxy merely provided for a ceiling on executive compensation. In Abbott Laboratories (Feb. 4, 2004), the Staff concluded that a proposal to prohibit stock option grants to senior executives was substantially duplicative of another proposal, which not only would have prohibited stock option grants, but would also have capped salaries, bonuses, and severance pay. Constellation Energy Group, Inc. (Feb. 19, 2004) involved two proposals, both focusing on establishing a restricted share program to replace the practice of granting options to executives. The Staff permitted the second proposal to be omitted under Rule 14a-8(i)(11) despite its additional restriction on dividend and voting rights for unvested restricted shares.

It is the Company's view that the Initial Proposal and the Plan's Proposal contain the same principal thrust or focus; namely, that incentive compensation in the form of share awards issued to senior executives should have performance-based conditions to vesting rather than solely time-based conditions. The Initial Proposal requests that the Leadership Development and Compensation Committee of the Company's Board of Directors adopt a performance- and time-based "restricted share grant program" for senior executives. The Plan's Proposal requests that the Leadership Development and Compensation Committee adopt a policy that a significant portion of the "restricted stock and deferred stock units" granted to senior executives require the achievement of performance goals as a prerequisite to vesting.

There are two differences between the two proposals. First, the proposals use different terminology to describe the share awards: the Initial Proposal uses the term "restricted share[s]" whereas the Plan's Proposal uses the term "restricted stock and deferred stock units".

Even if these terms are not substantively identical, the proposals should be deemed to have the same principal thrust and focus based on the no-action precedent referred to above. In fact, the Company would take the view that the term "restricted share[s]" encompasses both "restricted stock" and "deferred stock units," and that the Plan's Proposal is therefore entirely encompassed by the Initial Proposal. Second, the Initial Proposal requests that the Company issue awards that have both time- and performance-based vesting conditions, whereas the Plan's Proposal refers only to performance-based conditions. Again, the principal thrust and focus the proposals – that vesting of the share awards should be subject to performance-based conditions – are the same

For the foregoing reasons, the Company believes it may properly exclude the Plan's Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(11). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Plan's Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Plan is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Charles Jurgonis, AFSCME Employees Pension Plan
Frank L. Fernandez, Esq.

Attachments

Exhibit A

(Plan's Proposal)

American Federation of State, County & Municipal Employees

1625 L Street, NW, Washington, DC 20036



Office of Pension Investment Policy

(202) 429-1298 Fax Number

Facsimile Transmittal

Date: 12/10/04

To: Frank Fernandez

From: John Keenan

Number of Pages to Follow: 4

Message:

PLEASE CALL (202) 429-1260 IF ANY PAGES ARE MISSING


AMERICAN FEDERATION
STATE COUNTY
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

December 10, 2004

VIA Overnight Mail and Telecopier (770) 384-2356

The Home Depot, Inc.
2445 Paces Ferry Road
Atlanta, GA 30339

Attention: Frank L. Fernandez, Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. Fernandez,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2004 proxy statement of Home Depot, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 22,849 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE/JK:sf
Enclosure

RESOLVED, that the shareholders of The Home Depot, Inc. ("Home Depot") ask the Compensation Committee of the Board of Directors to adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting. The policy should be implemented in a way that does not violate any existing employment agreement or the terms of any equity compensation plan.

SUPPORTING STATEMENT

Home Depot uses a substantial amount of restricted stock and deferred stock units to compensate its senior executives. From 2000 through 2003, Chairman and CEO Robert Nardelli received awards with a total value of $58,655,100 and executive vice president Dennis Donovan received awards valued at $24.478.831. The vesting of these awards does not depend on the achievement of any performance goals; rather, they simply vest over time.

We believe that compensation policies should facilitate direct ownership of stock by senior executives to align their interests with those of shareholders. Restricted stock grants also have the virtue of more transparent accounting treatment than stock options, whose cost—unlike that of restricted stock–is not recognized on a company's income statement. However, to provide appropriate incentives, we believe that restricted stock awards should have real downside risk.

There has been significant criticism of the incentive value of restricted stock grants without performance hurdles. An August 11, 2003 editorial in Forbes characterized restricted stock grants without performance targets as "weak incentives for improving performance." WorldCom/MCI corporate monitor and former SEC chairman Richard Breeden opined in his August 2003 governance recommendations that "there is not a strong reason for granting restricted stock rather than simply paying cash unless there are performance hurdles to vesting." Matt Ward, CEO of San Francisco-based Westward Pay Strategies, says restricted stock grants without performance targets create "the lay-low effect: just lay low and don't get fired."

Leading companies have been requiring senior executives to satisfy performance requirements before restricted stock can vest. In its widely publicized 2003 shift from stock options to restricted stock, Microsoft has imposed performance vesting targets on its 600 most senior managers. The performance share units granted to GE CEO Jeffrey Immelt in 2003 similarly require the achievement of goals relating to cash flow from operations and total shareholder return. Home Depot should follow the lead of these companies.

We urge shareholders to vote for this proposal.


AMERICAN FEDERATION
STATE COUNTY
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

December 10, 2004

VIA Overnight Mail and Telecopier (770) 384-2356

The Home Depot, Inc.
2445 Paces Ferry Road
Atlanta, GA 30339

Attention: Frank L. Fernandez, Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. Fernandez:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,



Charles Jurgonis
Plan Secretary

CJ/JK:sf
Enclosure



STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JO87N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

December 3, 2004

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for HOME DEPOT <cusip 437076102>

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **22,849 shares of Home Depot** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Home Depot stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

Exhibit B
(Initial Proposal)



LIUNA LOCAL UNION AND DISTRICT COUNCIL PENSION FUND

905 - 16TH STREET, N.W. WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721



Sent via overnight delivery

December 8, 2004

Frank L. Fernandez
Secretary
Home Depot Inc.
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024

Re: Shareholder Proposal

Dear Mr. Fernandez:

On behalf of the Laborers Local Union and District Council Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Home Depot Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 43,000 shares of the Company's common stock which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Richard Metcalf at (202) 942-2249. Copies of correspondence or a request for a "no-action" letter should be forwarded to Richard Metcalf Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20009.

Sincerely,

Richard H. Moreschi

RICHARD H. MORESCHI
Fund Administrator

cc: Richard Metcalf, w/enclosure

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of Home Depot, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks



"Fadell, Rita"
<rita_fadell@homedepot.com
>

12/09/2004 06:26 PM

To "Janet L FISHER" <jfisher@cgsh.com>
cc "Thomas N Secor" <tsecor@cgsh.com>
bcc
Subject Another Shareholder Proposal -- Restricted Shares

Walden Asset Management stock ownership document also attached behind the proposal.



<<Liuna Proposal - Restricted Shares Plan.pdf>> Liuna Proposal - Restricted Shares Plan.pdf

associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 12, 2005

The proposal asks the compensation committee of the board of directors to adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Home Depot's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Sara D. Kalin
Attorney-Advisor